SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces First Quarter 2015 Results

Monterrey, Mexico, April 30, 2015 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter of 2015.

•	Given current operating conditions in Venezuela, and in order to more accurately reflect the contribution of this operation to Coca-Cola FEMSA and FEMSA’s consolidated financial results, we are now using the SIMADI exchange rate to translate this operation’s first quarter 2015 results into our reporting currency, the Mexican peso. For this period, the SIMADI rate was 192.95 bolivars per US dollar, compared to an exchange rate of 10.70 bolivars per US dollar used for the comparable quarter of 2014. Consequently, Venezuela’s contribution to our reported results adjusted importantly. Despite the difficult operating environment in Venezuela, Coca-Cola FEMSA remains committed to the market and will continue producing, selling and distributing the products that its Venezuelan consumers enjoy on a daily basis.

First Quarter 2015 Highlights:

•	FEMSA consolidated total revenues increased 1.5% compared to the first quarter of 2014, driven by solid growth at FEMSA Comercio. On an organic basis[1] total revenues and income from operations decreased 1.0% and 1.9%, respectively.

•	FEMSA Comercio achieved total revenues growth of 18.9% and income from operations growth of 26.0% compared to the first quarter of 2014, reflecting 154 net new store openings and same-store sales growth of 4.3%. On an organic basis[1] total revenues and income from operations grew 12.5% and 25.3%, respectively.

•	Coca-Cola FEMSA total revenues decreased 11.2% and income from operations decreased 6.3% compared to the first quarter of 2014, reflecting the negative translation effect from the Venezuelan operation as well as the devaluation of the Brazilian real and the Colombian peso. On a currency neutral basis and excluding Venezuela total revenues and income from operations grew 5.5% and 10.6%, respectively.

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “The first quarter results give us reasons to be optimistic. At FEMSA Comercio, we continued to see an improving trend in comparable sales, which together with strong expense containment drove healthy profitability gains. We are also encouraged by the performance of the drugstore operations and by the new opportunity of our recently incorporated gas station business. At Coca-Cola FEMSA, increased efficiency and execution also generated improved operating margins even in the face of a tough foreign exchange environment, challenging weather dynamics in Mexico and soft consumer demand in Brazil. And we now have both our new state-of-the-art bottling plants up and running in Brazil and Colombia, which will further increase our flexibility and capabilities in those key territories. So as you can imagine, we are excited by what lies ahead for our company, and we appreciate your continued interest in FEMSA”.

________________________________

1 Excludes non-comparable results from gasoline operations at FEMSA Comercio for the last twelve months.

FEMSA Consolidated

Total revenues increased 1.5% compared to 1Q14, to Ps. 65.199 billion in 1Q15, driven by FEMSA Comercio. On an organic basis1, total revenues decreased 1.0% compared to 1Q14.

Gross profit decreased 3.1% compared to 1Q14, to Ps. 25.689 billion in 1Q15. Gross margin decreased 190 basis points compared to the same period in 2014 to 39.4% of total revenues, driven by margin contraction at Coca-Cola FEMSA and by the incorporation of FEMSA Comercio’s OXXO Gas operations, which have lower margins than the retail business.

Income from operations decreased 1.5% compared to 1Q14, to Ps. 5.858 billion in 1Q15. On an organic basis1 income from operations decreased 1.9% in 1Q15 compared to the same period in 2014. Consolidated operating margin decreased 30 basis points compared to 1Q14, to 9.0% of total revenues, driven by the effect of the faster growth of lower-margin FEMSA Comercio, which tends to compress FEMSA’s consolidated margins over time.

Net consolidated income increased 15.1% compared to 1Q14 to Ps. 4.349 billion in 1Q15, reflecting the growth in FEMSA’s 20% participation in Heineken’s 1Q15 net income versus the figure reported for 1Q14, driven by an extraordinary gain from the sale of Heineken’s packaging business in Mexico. This factor more than offset a slight decrease in our income from operations and a modest increase in our net financing expenses.

The effective income tax rate was 32.5% in 1Q15 compared to 32.8% in 1Q14.

Net majority income for 1Q15 was Ps. 0.88 per FEMSA Unit2. Net majority income per FEMSA ADS was US$ 0.57 for the first quarter of 2015.

Capital expenditures increased to Ps. 3.256 billion in 1Q15 compared to Ps. 3.050 in 1Q14, reflecting higher investments at Coca-Cola FEMSA and FEMSA Comercio.

Our consolidated balance sheet as of March 31, 2015 recorded a cash balance of Ps. 34.525 billion (US$ 2.265 billion), a decrease of Ps. 1.116 billion (US$ 73.2 million) compared to December 31, 2014. Short-term debt was Ps. 1.452 billion (US$ 95.2 million), while long-term debt was Ps. 81.802 billion (US$ 5.366 billion). Our consolidated net debt balance was Ps. 48.729 billion (US$ 3.196 billion).

FEMSA Comercio

Total revenues increased 18.9% compared to 1Q14, to Ps. 28.987 billion in 1Q15, reflecting the opening of 154 net new stores in the quarter and reaching 1,151 total new store openings for the last twelve months. On an organic basis1 total revenues increased 12.5% compared to 1Q14. As of March 31, FEMSA Comercio had a total of 13,007 OXXO stores and 232 OXXO Gas stations. Same-store sales of the OXXO stores increased by an average of 4.3% for the first quarter of 2015 as compared to 1Q14. Same-store sales performance was driven by a 4.2% increase in average customer ticket and a slight increase in store traffic compared to 1Q14.

Gross profit increased 15.4% compared to 1Q14, to Ps. 9.353 billion in 1Q15, resulting in a 90 basis point gross margin contraction to 32.3% of total revenues. This contraction mainly reflects the incorporation of one month of OXXO Gas operations, which have a lower gross margin.

Income from operations increased 26.0% compared to 1Q14, to Ps. 1.304 billion in 1Q15. On an organic basis1, income from operations increased 25.3% in 1Q15 compared to the same period in 2014. Operating expenses increased 13.9% compared to 1Q14, to Ps. 8.049 billion, below revenue growth, in spite of the growing number of stores. Operating margin expanded 30 basis points compared to 1Q14 to 4.5% of total revenues in 1Q15 reflecting lower operating expenses, including lower electricity tariffs.

__________________________

1 Excludes non-comparable results from gasoline operations at FEMSA Comercio for the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2015 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release and available at www.coca-colafemsa.com.

Recent Developments

•	As mentioned above, we are now using the SIMADI exchange rate which for the first quarter of 2015 was 192.95 bolivars per US dollar to translate the results of Coca-Cola FEMSA’s Venezuelan operations into our reporting currency, the Mexican peso. We recognized in our consolidated financial statements as of March 31, 2015, a reduction in total equity of Ps. Ps. 2,791 million as a result of the translation effect of our net investment in Venezuela to Mexican pesos.

•	On March 19, 2015, FEMSA held its Annual Ordinary General Shareholders Meeting, during which the shareholders approved the Company's annual report for 2014, the Company's consolidated financial statements for the year ended December 31, 2014 and the election of the Board of Directors and its Committees for 2015. The shareholders also approved the payment of a cash dividend in the amount of Ps. 7,350 million, consisting of Ps. 0.4581 per each Series "D" share and Ps. 0.3665 per each Series "B" share, which amounts to Ps. 2.1992 per "BD" Unit (BMV: FEMSAUBD) or Ps. 21.992 per ADS (NYSE: FMX), and Ps. 1.8327 per "B" Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 7, 2015 and November 5, 2015. In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company's share repurchase program during 2015.

CONFERENCE CALL INFORMATION:

Our First Quarter of 2015 Conference Call will be held on: Thursday April 30, 2015, 5:00 PM Eastern Time (4:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 417-8465; International: (719) 325-2464; Conference Id 3967705. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available at http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO, the largest and fastest-growing in the Americas. Additionally, through FEMSA Strategic Businesses, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the Federal Reserve Bank of New York on March 31, 2015, which was 15.2450 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

3

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the first quarter of:
	2015	% of rev.	2014	% of rev.	% Var.	% Org (A)
Total revenues	65,199	100.0	64,228	100.0	1.5	(1.0)
Cost of sales	39,510	60.6	37,717	58.7	4.8
Gross profit	25,689	39.4	26,511	41.3	(3.1)
Administrative expenses	2,547	3.9	2,634	4.1	(3.3)
Selling expenses	17,018	26.1	17,787	27.7	(4.3)
Other Operating expenses (income), net (1)	266	0.4	144	0.2	84.7
Income from operations(2)	5,858	9.0	5,946	9.3	(1.5)	(1.9)
Other Non-Operating expenses (income)	(25)		(38)		(34.2)
Interest expense	1,662		1,679		(1.0)
Interest income	240		305		(21.3)
Foreign exchange loss (gain)	190		46		N.A.
Other financial expenses (income), net.	(86)		(9)		N.A.
Financing expenses, net	1,526		1,411		8.2
Income before income tax and Participation in Associates results	4,357		4,575		(4.8)
Income tax	1,418		1,500		(5.5)
Participation in associates results(3)	1,410		703		N.A.
Net consolidated income	4,349		3,778		15.1
Net majority income	3,135		2,488		26.0
Net minority income	1,214		1,290		(5.9)

	2015	% of rev.	2014	% of rev.	% Var.	% Org (A)
Operative Cash Flow & CAPEX
Income from operations	5,858	9.0	5,946	9.3	(1.5)	(1.9)
Depreciation	2,259	3.5	2,285	3.6	(1.1)
Amortization & other non-cash charges	558	0.8	474	0.7	17.7
Operative Cash Flow (EBITDA)	8,675	13.3	8,705	13.6	(0.3)	(0.7)
CAPEX	3,256		3,050		6.8

Financial Ratios	2015		2014		Var. p.p.
Liquidity(4)	1.38		1.60		(0.23)
Interest coverage(5)	6.10		6.34		(0.23)
Leverage(6)	0.70		0.63		0.06
Capitalization(7)	28.23%		26.53%		1.70

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA and FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.

(2) Income from operations = Gross profit - Administrative and selling expenses  - Other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6)  Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

4

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS	Mar-15	Dec-14	% Var.
Cash and cash equivalents	34,525	35,641	(3.1)
Accounts receivable	10,795	14,842	(27.3)
Inventories	16,669	17,214	(3.2)
Other current assets	11,261	11,415	(1.3)
Total current assets	73,250	79,112	(7.4)
Investments in shares	97,394	102,159	(4.7)
Property, plant and equipment, net	72,092	75,629	(4.7)
Intangible assets (1)	96,424	101,527	(5.0)
Other assets	22,828	17,746	28.6
TOTAL ASSETS	361,988	376,173	(3.8)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	405	449	(9.8)
Current maturities of long-term debt	1,047	1,104	(5.2)
Interest payable	1,099	482	N.A.
Operating liabilities	50,698	47,284	7.2
Total current liabilities	53,249	49,319	8.0
Long-term debt (2)	81,802	80,998	1.0
Labor liabilities	4,188	4,207	(0.5)
Other liabilities	9,657	11,527	(16.2)
Total liabilities	148,896	146,051	1.9
Total stockholders’ equity	213,092	230,122	(7.4)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	361,988	376,173	(3.8)

	March 31, 2015
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	44.5%	5.6%
Dollars	24.4%	6.1%
Colombian pesos	1.0%	5.9%
Argentine pesos	1.1%	27.4%
Brazilian Reais	29.1%	11.8%
Total debt	100%	7.8%

Fixed rate(2)	77.2%
Variable rate(2)	22.8%

% of Total Debt	2015	2016	2017	2018	2019	2020 +
DEBT MATURITY PROFILE	1.6%	7.8%	3.8%	16.1%	0.1%	70.6%

(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of derivative financial instruments on long-term debt.

5

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the first quarter of:
	2015	% of rev.	2014	% of rev.	% Var.	% Org (A)
Total revenues	28,987	100.0	24,371	100.0	18.9	12.5
Cost of sales	19,634	67.7	16,269	66.8	20.7
Gross profit	9,353	32.3	8,102	33.2	15.4
Administrative expenses	587	2.0	500	2.1	17.4
Selling expenses	7,407	25.6	6,543	26.8	13.2
Other Operating expenses (income), net	55	0.2	24	0.1	N.A.
Income from operations	1,304	4.5	1,035	4.2	26.0	25.3
Depreciation	751	2.6	669	2.7	12.3
Amortization & other non-cash charges	95	0.3	74	0.4	28.4
Operative Cash Flow	2,150	7.4	1,778	7.3	20.9	20.2
CAPEX	1,032		898		14.9

Information of OXXO Stores
Total stores	13,007		11,856
Net new convenience stores:
vs. March prior year	1,151		1,120		2.8
vs. December prior year	154		135		14.1

Same store data: (1)
Sales (thousands of pesos)	634.7		608.5		4.3
Traffic (thousands of transactions)	22.5		22.5		0.1
Ticket (pesos)	28.2		27.1		4.2

OXXO GAS
Results of Operations
Millions of Pesos

	For the month of March:
	2015	% of rev.
Total revenues	1,659	100.0
Cost of sales	1,530	92.2
Gross profit	129	7.8
Administrative expenses	7	0.4
Selling expenses	90	5.4
Other Operating expenses (income), net	0	0.0
Income from operations	31	1.9
Depreciation	5	0.3
Amortization & other non-cash charges	3	0.2
Operative Cash Flow	40	2.4

(1) Monthly average information per store, considering same stores with more than twelve months of operations.
(2) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of FEMSA Comercio. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

6

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the first quarter of:
	2015	% of rev.	2014	% of rev.	% Var.
Total revenues	34,374	100.0	38,708	100.0	(11.2)
Cost of sales	18,616	54.2	20,811	53.8	(10.5)
Gross profit	15,758	45.8	17,897	46.2	(12.0)
Administrative expenses	1,451	4.2	1,730	4.5	(16.1)
Selling expenses	9,593	27.9	11,236	29.0	(14.6)
Other Operating expenses (income), net	210	0.6	122	0.3	72.1
Income from operations	4,504	13.1	4,809	12.4	(6.3)
Depreciation	1,441	4.2	1,582	4.1	(8.9)
Amortization & other non-cash charges	413	1.2	376	1.0	9.8
Operative Cash Flow	6,358	18.5	6,767	17.5	(6.0)
CAPEX	2,004		1,619		23.8

Sales volumes
(Millions of unit cases)
Mexico and Central America	439.8	54.2	441.3	53.9	(0.3)
South America	195.6	24.1	187.5	22.9	4.3
Brazil	175.7	21.7	190.4	23.2	(7.7)
Total	811.0	100.0	819.1	100.0	(1.0)

(A) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures of Coca Coca FEMSA . In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

7

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Mar-15		Dec-14

	1Q 2015	LTM(1) Mar-15	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	0.29%	2.93%	15.15	1.0000	14.72	1.0000
Colombia	2.97%	4.89%	2,576.05	0.0059	2,392.46	0.0062
Venezuela	17.72%	79.76%	192.95	0.0785	49.99	0.2944
Brazil	3.73%	8.27%	3.21	4.7239	2.66	5.5410
Argentina	3.03%	15.17%	8.82	1.7178	8.55	1.7212
Euro Zone	-0.30%	0.02%	0.92	16.5109	0.82	17.9264

(1) LTM = Last twelve months

8

2015 FIRST - QUARTER RESULTS

Mexico City April 29, 2015, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the first quarter of 2015:

•	Currency neutral revenues grew 5.5% for the first quarter of 2015, excluding Venezuela.

•	Currency neutral operative cash flow, excluding Venezuela, grew 9.1% for the first quarter of 2015 with a margin expansion of 60 basis points.

•	Currency neutral earnings per share, excluding Venezuela, grew 13.3% to Ps. 1.03 in the first quarter of 2015. Our reported Earnings per Share reached Ps. 1.06 in the first quarter of 2015.

Due to the ongoing volatility of operating and macroeconomic conditions in Venezuela, starting the first quarter of 2015, we have decided to use the SIMADI exchange rate to translate our Venezuelan operating results into our reporting currency, the Mexican peso. As of March 31, 2015 the exchange rate of SIMADI was 192.95 bolivars per US dollar. Consequently, Venezuela’s contribution to our consolidated results reduced importantly and now represents 7% of volume and 2% of both revenues and operative cash flow. In light of this adjustment, and in order to provide the reader with a better representation of our company's financial performance, we are including performance indicators that exclude the results of our Venezuelan operation in both periods and are presented on a currency neutral basis to exclude translation effects resulting from exchange rate movements.

	First Quarter
	2015	2014	Reported Δ%	Δ% Currency Neutral, Excl. Venezuela

Total revenues	34,374	38,708	-11.2%	5.5%
Gross profit	15,758	17,897	-12.0%	6.1%
Operating income	4,504	4,809	-6.3%	10.6%
Net income attributable to equity holders of the company	2,194	2,310	-5.0%	13.3%
Earnings per share (1)	1.06	1.11
Operative cash flow(2)	6,358	6,767	-6.0%	9.1%

	LTM 1Q 2015	FY 2014	Δ%

Net debt (3)	54,048	53,069	1.8%
Net debt / Operative cash flow (3)	1.89	1.87
Operative cash flow/ Interest expense, net (3)	5.46	5.49
Capitalization (4)	40.6%	37.7%

Expressed in millions of Mexican pesos.
(1) Quarterly earnings / outstanding shares as of the end of period. Outstanding shares as of 1Q'14 and as of 1Q'15 were 2,072.9 million.
(2) Operative cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Net debt = total debt - cash
(4) Total debt / (long-term debt + shareholders' equity)

Message from the Chief Executive Officer

“We are pleased with the performance of our operations during the first quarter of the year. Despite a slight contraction in our consolidated volume driven by a continued difficult economic and consumer environment in Mexico and Brazil, we gained or maintained market share in the sparkling beverage category across our operations. Thanks to our robust packaging portfolio and reinforced point-of-sale execution, our consumer transactions outperformed our volumes for the quarter. Moreover, our revenue management initiatives, coupled with our operating and financial discipline, enabled us to deliver comparable, currency-neutral top- and bottom-line line growth with a healthy EBITDA margin expansion in most of our operations and growth in earnings per share. Going forward, we will continue to transform our management and operating models, while investing in our operations' infrastructure, as exemplified by our new state-of-the-art bottling plant in Colombia, which commenced operations during the quarter,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

April 29, 2015	Page 1

Consolidated Results

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

The first quarter of 2015 results of our Venezuelan operation were translated using the SIMADI exchange rate of 192.95 bolivars per U.S. dollar.

Our reported total revenues decreased 11.2% to Ps. 34,374 million in the first quarter of 2015, mainly driven by the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operation and the devaluation of the Brazilian real and the Colombian peso. Excluding Venezuela, total revenues grew 3.2% as compared to the same period of the previous year, reaching Ps. 33,604 million. On a currency neutral basis, and excluding Venezuela, total revenues grew 5.5%, driven by average price per unit case growth across our territories and volume growth in Colombia, Central America and Argentina.

Reported total sales volume decreased 1.0% to 811.1 million unit cases in the first quarter of 2015 as compared to the same period in 2014, driven by volume declines in Brazil and Mexico. Our sparkling beverage portfolio decreased 0.6%, mainly driven by declines in Brazil and Argentina, which were partially offset by growth of brand Coca-Cola in Mexico, Venezuela and Colombia and growth of flavored sparkling beverages across our territories. Volume of our bottled water portfolio increased 4.5% driven by Manantial in Colombia, and Aquarius and Bonaqua in Argentina. Our still beverage category declined 1.9% and volume of our bulk water portfolio decreased 7.2%. The total number of transactions surpassed 4.6 billion, outperforming the volume decline.

Our reported gross profit decreased 12.0% to Ps. 15,758 million and gross margin reached 45.8% in the first quarter of 2015. This decline was mainly driven by the negative translation effect from using the SIMADI exchange rate to translate the results of our Venezuelan operation. Excluding Venezuela, gross profit grew 4.1% to Ps. 15,376 million with a gross margin expansion of 40 basis points in the period. In local currency, the benefit of lower sweetener and PET prices in most of our territories was partially offset by the depreciation of the average exchange rate of Mexican Peso, the Brazilian Real, the Colombian Peso and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

Our reported operating income declined 6.3% to Ps. 4,504 million with an operating margin expansion of 70 basis points. This decline was mainly driven by the previously mentioned negative translation effects. Excluding Venezuela, operating income increased 8.5% to Ps. 4,435 million with a margin expansion of 60 basis points to reach 13.2% in the first quarter of 2015. On a currency neutral basis, and excluding Venezuela, operating income grew 10.6%. On the same basis, operating expenses, as a percentage of revenues, contracted in most of our operations.

During the first quarter of 2015, the other operative expenses, net line recorded an expense of Ps. 222 million, mainly due to negative operating currency fluctuation effects across our territories and certain restructuring charges.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 12 million in the first quarter of 2015, mainly due to equity method gains from our participation in Mexico’s and Brazil’s non-carbonated beverage joint-ventures, which were partially compensated by an equity method loss from our stake in Coca-Cola Bottlers Philippines, Inc.

Reported operative cash flow decreased 6.0% to Ps. 6,358 million and operating cash flow margin expanded 100 basis points to reach 18.5% in the first quarter of 2015. Excluding Venezuela, operative cash flow grew 7.1% to Ps. 6,210 million with an operative cash flow margin expansion of 70 basis points as compared to the same period of the previous year. On a currency neutral basis, and excluding Venezuela, operative cash flow grew 9.1%.

Our comprehensive financing result in the first quarter of 2015 recorded an expense of Ps. 1,381 million, as compared to an expense of Ps. 1,221 million in the same period of 2014. During the quarter we registered a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso(1) as applied to our US dollar-denominated net debt position.

During the first quarter of 2015, income tax, as a percentage of income before taxes, was 30.4% as compared to 33.8% in the same period of 2014. The lower effective tax rate registered during the first quarter of 2015 was mainly driven by a smaller contribution from our Venezuela subsidiary, which carries a higher effective tax rate.

Our reported consolidated net controlling interest income was Ps. 2,194 million in the first quarter of 2015, resulting in reported earnings per share (EPS) of Ps. 1.06 (Ps. 10.58 per ADS), computed on the basis 2,072.9 million shares (each ADS represents 10 local shares). On a currency neutral basis, and excluding Venezuela, consolidated net controlling interest income grew 13.3% reaching Ps. 2,142 million in the first quarter of 2015, resulting in earnings per share (EPS) of Ps. 1.03 (Ps. 10.33 per ADS).

(1)	See page 11 for average and end of period exchange rates for the first quarter of 2015.
April 29, 2015	Page 2

Balance Sheet

As of March 31, 2015, we had a cash balance of Ps. 13,378 million, including US$519 million denominated in U.S. dollars, an increase of Ps. 420 million compared to December 31, 2014. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso as applied to our U.S. dollar denominated cash position.

As of March 31, 2015, total short-term debt was Ps. 1,348 million and long-term debt was Ps. 66,078 million. Total debt increased by Ps. 1,399 million, compared to year end 2014 mainly due to the negative effect resulting from the depreciation of the end of period exchange rate of the Mexican peso(1) as applied to our U.S. dollar denominated debt position. Net debt increased Ps. 979 million compared to year end 2014, as a result of the previously mentioned depreciation effect of the Mexican peso(1) as applied to our U.S. dollar denominated debt position.

The weighted average cost of debt for the quarter was 8.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2015.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	30.8%	24.9%
U.S. dollars	30.8%	0.0%
Colombian pesos	1.2%	100.0%
Brazilian reals	35.8%	96.3%
Argentine pesos	1.4%	34.0%
(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2015	2016	2017	2018	2019	2020+
% of Total Debt	1.6%	8.2%	0.4%	30.0%	0.1%	59.8%

(1) See page 11 for average and end of period exchange rates for the first quarter of 2015.

April 29, 2015	Page 3

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.

Reported total revenues from our Mexico and Central America division increased 4.8% to Ps. 17,036 million in the first quarter of 2015, as compared to the same period in 2014, driven by average price per unit case increases in both Mexico and Central America. Our average price per unit case, which is presented net of taxes, grew 5.1%, reaching Ps. 38.72. On a currency neutral basis, total revenues in the division increased 3.1%.

Reported total sales volume decreased 0.3% to 439.8 million unit cases in the first quarter of 2015, as compared to the first quarter of 2014. The 0.9% volume contraction in Mexico was partially compensated by the 5.8% volume increase in Central America, including a 10.9% increase in Nicaragua and 8.2% volume growth in Guatemala. Our sparkling beverage category increased 1.5% driven by growth of brand Coca-Cola across all countries in the region. Our personal water portfolio remained flat. Our still beverage category decreased 5.2% and our bulk water portfolio decreased 7.4%. Transactions for the Mexico and Central America division outpaced volume performance by close to 1 percentage point and totaled more than 2.4 billion in the first quarter of 2015.

Our reported gross profit increased 5.6% to Ps. 8,555 million in the first quarter of 2015 as compared to the same period in 2014. Lower PET and fructose prices in the division were partially offset by the depreciation of the average exchange rate of most of our division’s currencies(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 50.2% in the first quarter of 2015, an expansion of 40 basis points as compared to the same period of the previous year.

Reported operating income(2) increased 8.1% to Ps. 2,389 million in the first quarter of 2015. Our reported operating margin expanded 40 basis points to reach 14.0% in the first quarter of 2015. Our operating expenses in the division grew only 3.7%, as result of the strict expense control implemented across these operations.

Reported operative cash flow grew 9.1% to Ps. 3,574 million in the first quarter of 2015 as compared to the same period in 2014. Our reported operative cash flow margin was 21.0%, an expansion of 90 basis points.

(1)	See page 11 for average and end of period exchange rates for the first quarter of 2015.
(2)	For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.
April 29, 2015	Page 4

South America Division

(Colombia, Venezuela, Brazil and Argentina)

The first quarter of 2015 results of our Venezuelan operation were translated using the SIMADI exchange rate of 192.95 bolivars per U.S. dollar.

Reported total revenues decreased 22.8% to Ps. 17,338 million in the first quarter of 2015, mainly driven by the negative translation effect that resulted from using the SIMADI exchange rate to translate the results of our Venezuelan operation and the devaluation of the Brazilian real and the Colombian peso. Revenues of beer in Brazil accounted for Ps. 1,890 million in the first quarter of 2015. Excluding Venezuela, total revenues grew 1.6%, reaching Ps. 16,568 million. On a currency neutral basis, and excluding Venezuela, total revenues grew 7.9%, driven by average price per unit case growth across our territories and volume growth in Colombia and Argentina.

Reported total sales volume in our South America division decreased 1.7% to 371.3 million unit cases in the first quarter of 2015 as compared to the same period of 2014. Our water category, including bulk water, grew 4.9% driven by Aquarius and Bonaqua in Argentina and Manantial in Colombia. The still beverage category grew 1.6% favored by the performance of Del Valle Fresh in Colombia, and Powerade and Cepita in Argentina. Our sparkling beverage category decreased 2.7%, driven by a decline in Brazil, which was partially offset by growth of brand Coca-Cola in Venezuela and Colombia and growth of flavored sparkling beverages in Colombia and Argentina. Transactions performance was in line with volume performance, totaling more than 2.2 billion in the first quarter of 2015.

Reported gross profit decreased 26.5% to Ps. 7,202 million in the first quarter of 2015 and gross profit margin reached 41.5%. This decline was mainly driven by the negative translation effect of using the SIMADI exchange rate in Venezuela. Excluding Venezuela, gross profit grew 2.2% to Ps. 6,821 million, with a margin expansion of 30 basis points. Lower sweetener and PET prices in most of our territories were partially compensated by the depreciation of the average exchange rate of most of the currencies in our South America division(1) as applied to our U.S. dollar-denominated raw material costs.

Our reported operating income decreased 18.6% to Ps. 2,115 million in the first quarter of 2015, resulting in a margin expansion of 60 basis points to 12.2%. This decline was mainly driven by the previously mentioned negative translation effect. Excluding Venezuela, operating income grew 9.0% to Ps. 2,045 million, with a margin expansion of 80 basis points as compared to the same period of the previous year. On a currency neutral basis, and excluding Venezuela, operating income grew 16.0%. On the same basis, operating expenses, as percentage of revenues, contracted in most of our operations.

Reported operative cash flow decreased 20.3% to reach Ps. 2,784 million in the first quarter of 2015, resulting in a margin expansion of 50 basis points to 16.1%. This decline was mainly driven by the previously mentioned negative translation effect. Excluding Venezuela, the operative cash flow increased 4.4% to Ps. 2,635 million, reaching an operative cash flow margin of 15.9%, an expansion of 40 basis points as compared to the same period of 2014. On a currency neutral basis, and excluding Venezuela, operative cash flow grew 11.4%.

(1)	See page 11 for average and end of period exchange rates for the first quarter and full year of 2015.
April 29, 2015	Page 5

Philippines Operation

For the first quarter of 2015, volume increased almost 2% and revenue grew 14%, as compared to the same period of 2014. Supported by the success of our one way PET single serve alternatives, volume of core sparkling beverages grew 9%, driven by the performance of Sprite and Royal (Fanta), which grew volumes 26% and 36%, respectively. We continue to roll out our new commercial model across the country with encouraging results in volume, revenue and share performance.

Recent developments

•	Starting the first quarter of 2015, Coca-Cola FEMSA has decided to adopt the SIMADI (Sistema Marginal de Divisas) exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. As of march 31, 2015, this exchange rate was 192.95 bolivars per U.S. dollar. We recognized in the cumulative translation account in our consolidated financial statements as of March 31, 2015, a reduction in equity of Ps. 2,791 million as a result of the valuation of our net investment in Venezuela using the SIMADI exchange rate. Consequently, as of March 31, 2015, our foreign direct investment in Venezuela was Ps. 1,234 million (at the SIMADI exchange rate of 192.95 bolivars per U.S. dollar). As of April 28, 2015, the SIMADI exchange rate was 197.62 bolivars per U.S. dollar.

•	On March 12, 2015, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2014, the annual report presented by the Board of Directors, the declaration of dividends corresponding to fiscal year 2014 and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2015. Shareholders approved the payment of a cash dividend in the amount of Ps. 6,405 million, or the equivalent of Ps. 3.09 per share, to be paid in two equal installments as of May 5, 2015 and November 3, 2015.

Conference call information

Our first quarter 2015 conference call will be held on April 29, 2015, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-587-0615 or International: 719-457-2727. Participant code: 7011633. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

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This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

April 29, 2015	Page 6

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 15	% Rev	1Q 14	% Rev	Reported Δ%	Δ% Currency Neutral Excl. Ven. (9)
Volume (million unit cases) (2)	811.1		819.2		-1.0%
Average price per unit case (2)	39.89		45.08		-11.5%
Net revenues	34,250		38,647		-11.4%
Other operating revenues	124		61		103.3%
Total revenues (3)	34,374	100%	38,708	100%	-11.2%	5.5%
Cost of goods sold	18,616	54.2%	20,811	53.8%	-10.5%
Gross profit	15,758	45.8%	17,897	46.2%	-12.0%	6.1%
Operating expenses	11,044	32.1%	12,966	33.5%	-14.8%
Other operative expenses, net	222	0.6%	56	0.1%	296.4%
Operative equity method (gain) loss in associates(4)(5)	(12)	0.0%	66	0.2%	-118.2%
Operating income (6)	4,504	13.1%	4,809	12.4%	-6.3%	10.6%
Other non operative expenses, net	(88)	-0.3%	(17)	0.0%	422.0%
Non operating equity method (gain) loss in associates(7)	(35)	-0.1%	(8)	0.0%	330.2%
Interest expense	1,335		1,430		-6.6%
Interest income	82		233		-64.8%
Interest expense, net	1,253		1,197		4.7%
Foreign exchange loss (gain)	182		54		237.0%
Loss (gain) on monetary position in inflationary subsidiries	8		109		-92.7%
Market value (gain) loss on ineffective portion of
derivative instruments	(62)		(139)		-55.4%
Comprehensive financing result	1,381		1,221		13.1%
Income before taxes	3,246		3,613		-10.2%
Income taxes	986		1,221		-19.2%
Consolidated net income	2,260		2,392		-5.5%
Net income attributable to equity holders of the company	2,194	6.4%	2,310	6.0%	-5.0%	13.3%
Non-controlling interest	66		82		-19.5%
Operating income (6)	4,504	13.1%	4,809	12.4%	-6.3%
Depreciation	1,441		1,582		-8.9%
Amortization and other operative non-cash charges	413		376		9.8%
Operative cash flow (6)(8)	6,358	18.5%	6,767	17.5%	-6.0%	9.1%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes total revenues of Ps. 14,509 million from our Mexican operation and Ps. 10,330 million from our Brazilian operation.
(4)	Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5)	As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(9)	Excludes foreign exchange effects. Excludes Venezuela Total revenues, Gross Profit, Operating income and EBITDA of Ps. 770, 381, 70 and 149 million repectively for 2015, and Ps. 6,147, 3,122, 722 and 969 million respectively for 2014.

April 29, 2015	Page 7

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Mar-15		Dec-14
Current Assets
Cash, cash equivalents and marketable securities	Ps.	13,378	Ps.	12,958
Total accounts receivable		7,035		10,339
Inventories		7,288		7,819
Other current assets		6,218		7,012
Total current assets		33,919		38,128
Property, plant and equipment
Property, plant and equipment		76,076		81,354
Accumulated depreciation		(28,963)		(30,827)
Total property, plant and equipment, net		47,113		50,527
Investment in shares		17,123		17,326
Intangibles assets and other assets		91,909		97,024
Other non-current assets		12,991		9,361
Total Assets	Ps.	203,055	Ps.	212,366

Liabilities and Equity		Mar-15		Dec-14
Current Liabilities
Short-term bank loans and notes payable	Ps.	1,348	Ps.	1,206
Suppliers		10,452		14,151
Other current liabilities		17,664		13,046
Total current liabilities		29,464		28,403
Long-term bank loans and notes payable		66,078		64,821
Other long-term liabilities		7,472		9,024
Total liabilities		103,014		102,248
Equity
Non-controlling interest		4,006		4,401
Total controlling interest		96,035		105,717
Total equity (1)		100,041		110,118
Total Liabilities and Equity	Ps.	203,055	Ps.	212,366

(1)	Includes the effect originated by using the state-run SIMADI exchange rate of 192.9537 bolivar per U.S. dollar as of March 31, 2015.

April 29, 2015	Page 8

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 15	% Rev	1Q 14	% Rev	Reported Δ%	Δ% Currency Neutral (7)
Volume (million unit cases)	439.8		441.3		-0.3%
Average price per unit case	38.72		36.83		5.1%
Net revenues	17,027		16,254		4.8%
Other operating revenues	9		5		80.0%
Total revenues (2)	17,036	100.0%	16,259	100.0%	4.8%	3.1%
Cost of goods sold	8,481	49.8%	8,159	50.2%	3.9%
Gross profit	8,555	50.2%	8,100	49.8%	5.6%	4.1%
Operating expenses	5,980	35.1%	5,765	35.5%	3.7%
Other operative expenses, net	140	0.8%	30	0.2%	366.7%
Operative equity method (gain) loss in associates (3)(4)	46	0.3%	94	0.6%	-51.1%
Operating income (5)	2,389	14.0%	2,211	13.6%	8.1%	6.1%
Depreciation, amortization & other operative non-cash charges	1,185	7.0%	1,065	6.6%	11.3%
Operative cash flow (5)(6)	3,574	21.0%	3,276	20.1%	9.1%	7.3%

(1) Except volume and average price per unit case figures.

(2) Includes total revenues of Ps. 14,509 million from our Mexican operation.

(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.

(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Excludes foreign exchange effects.

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 15	% Rev	1Q 14	% Rev	Reported Δ%	Δ% Currency Neutral Excl. Ven. (7)
Volume (million unit cases) (2)	371.3		377.9		-1.7%
Average price per unit case (2)	41.29		54.72		-24.5%
Net revenues	17,225		22,393		-23.1%
Other operating revenues	113		54		109.3%
Total revenues (3)	17,338	100.0%	22,447	100.0%	-22.8%	7.9%
Cost of goods sold	10,136	58.5%	12,652	56.4%	-19.9%
Gross profit	7,202	41.5%	9,795	43.6%	-26.5%	8.5%
Operating expenses	5,063	29.2%	7,198	32.1%	-29.7%
Other operative expenses, net	82	0.5%	25	0.1%	228.0%
Operative equity method (gain) loss in associates (4)	(58)	-0.3%	(27)	-0.1%	114.8%
Operating income (5)	2,115	12.2%	2,599	11.6%	-18.6%	16.0%
Depreciation, amortization & other operative non-cash charges	669	3.9%	893	4.0%	-25.1%
Operative cash flow (5)(6)	2,784	16.1%	3,492	15.6%	-20.3%	11.4%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 10,330 million from our Brazilian operation.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Excludes foreign exchange effects. Excludes Venezuela Total revenues, Gross Profit, Operating income and EBITDA of Ps. 770, 381, 70 and 149 million repectively for 2015, and Ps. 6,147, 3,122, 722 and 969 million respectively for 2014.

April 29, 2015	Page 9

SELECTED INFORMATION

For the three months ended March 31, 2015 and 2014

Expressed in millions of Mexican pesos.

	1Q 15		1Q 14
Capex	2,004.4	Capex	1,618.8
Depreciation	1,441.0	Depreciation	1,582.0
Amortization & Other non-cash charges	413.0	Amortization & Other non-cash charges	376.0

VOLUME
Expressed in million unit cases

	1Q 15					1Q 14
	Sparkling	Water (1)	Bulk Water(2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	288.1	27.7	62.9	20.4	399.2	285.1	24.7	71.0	22.2	403.0
Central America	34.0	2.1	0.1	4.4	40.6	32.0	2.3	0.1	3.9	38.3
Mexico & Central America	322.1	29.8	63.1	24.9	439.8	317.1	27.0	71.1	26.1	441.3
Colombia	52.7	6.4	7.1	8.2	74.3	49.9	5.4	7.6	6.7	69.6
Venezuela	53.0	3.7	0.5	4.4	61.6	50.8	3.7	0.8	5.0	60.3
Brazil	152.9	12.6	1.3	8.9	175.7	165.9	12.8	1.5	10.2	190.4
Argentina	50.0	5.8	0.5	3.4	59.7	50.5	4.4	0.1	2.6	57.6
South America	308.5	28.5	9.4	24.9	371.3	317.1	26.3	10.0	24.5	377.9
Total	630.6	58.3	72.4	49.7	811.1	634.2	53.3	81.1	50.6	819.2

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 19.0 and 20.0 - liter packaging presentations; includes flavored water

April 29, 2015	Page 10

March 2015
Macroeconomic Information

	Inflation (1)
	LTM	1Q 2015	YTD

Mexico	3.14%	0.51%	0.51%
Colombia	4.56%	2.40%	2.40%
Venezuela (2)	76.91%	17.72%	17.72%
Brazil	8.13%	3.83%	3.83%
Argentina	16.53%	3.42%	3.42%

(1) Source: inflation is published by the Central Bank of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	1Q 2015	1Q 2014	Δ%	YTD 2015	YTD 2014	Δ%

Mexico	14.9295	13.2355	12.8%	14.9295	13.2355	12.8%
Guatemala	7.6360	7.7809	-1.9%	7.6360	7.7809	-1.9%
Nicaragua	26.7608	25.4864	5.0%	26.7608	25.4864	5.0%
Costa Rica	541.9786	533.2700	1.6%	541.9786	533.2700	1.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,471.1825	2,008.0581	23.1%	2,471.1825	2,008.0581	23.1%
Venezuela	96.6057	7.8762	1,126.6%	96.6057	7.8762	1126.6%
Brazil	2.8634	2.3640	21.1%	2.8634	2.3640	21.1%
Argentina	8.6892	7.6264	13.9%	8.6892	7.6264	13.9%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Mar 2015	Mar 2014	Δ%	Dic 2014	Dic 2013	Δ%

Mexico	15.1542	13.0837	15.8%	14.7180	13.0765	12.6%
Guatemala	7.6449	7.7278	-1.1%	7.5968	7.8414	-3.1%
Nicaragua	26.9203	25.6384	5.0%	26.5984	25.3318	5.0%
Costa Rica	539.0800	553.6300	-2.6%	545.5300	507.8000	7.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,576.0500	1,965.3200	31.1%	2,392.4600	1,926.8300	24.2%
Venezuela (1)	192.9537	10.7000	1,703.3%	49.9883	6.3000	693.5%
Brazil	3.2080	2.2630	41.8%	2.6562	2.3426	13.4%
Argentina	8.8220	8.0020	10.2%	8.5510	6.5210	31.1%

(1) Venezuela's exchange rate based on SIMADI for 2015 and SICAD for 2014.

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Stock listing information

Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 351 million consumers through more of 2,800,000 retailers with more than 120,000 employees worldwide.

Investor Relations:

Roland Karig

roland.karig@kof.com.mx

(5255) 1519-5186

José Manuel Fernández

josemanuel.fernandez@kof.com.mx

(5255) 1519-5148

Tania Ramirez

tania.ramirez@kof.com.mx

(5255) 1519-5013

Website: www.coca-colafemsa.com

April 29, 2015	Page 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Daniel Rodríguez Cofré
Daniel Rodríguez Cofré Chief Financial Officer

Date: April 30, 2015